As filed with the Securities and Exchange Commission on February 22, 2011

FORM N-18F-1

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

DEL REY GLOBAL INVESTORS FUNDS

The undersigned registered open-end investment company, del Rey Monarch Fund, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Los Angeles and the State of California on the 22nd day of February, 2011.

Attest:		del Rey Global Investors Funds, on behalf of its series del Rey Monarch Fund

By:	/s/ Rui Matos	By:	/s/ Gerald W. Wheeler
Name:	Rui Matos	Name:	Gerald W. Wheeler
Title:	Assistant Portfolio Manager	Title:	Secretary of the Trust